

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2025

David P. Luci
President and Chief Executive Officer
Acurx Pharmaceuticals, Inc.
259 Liberty Avenue
Staten Island, NY 10305

  Re: Acurx Pharmaceuticals, Inc.
    Registration Statement on Form S-1
    Filed April 4, 2025
    File No. 333-286384

Dear David P. Luci:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Dickerson at 202-551-8013 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Ivan K. Blumenthal, Esq.